KWESST Secures Contract Valued at up to $48M for Software Development Services with Thales Canada to Support Canadian Army Digital Modernization

June 10, 2024 - Ottawa - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW); ("KWESST" or the "Company") today reported that it has been awarded a sub-contract by Thales Canada. Under the sub-contract, KWESST will deliver specialized software services for work under the Canadian Department of National Defence Land C4ISR series of contracts to modernize the Canadian Army's capabilities through advanced land command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) systems.  The contract was signed at close of business on June 7, 2024.

"This award is further validation of our strategy to execute on programmatic digitization work that is foundational to the technology that underlies all of our products in both the Defence and Public Safety markets.  This includes KWESST Lightning and our goal to bring these same situational awareness capabilities to law enforcement and first responders," said Sean Homuth, KWESST CEO. " We look forward to further strengthening our close working relationship with Thales Canada as we collaborate to deliver these critical capabilities to Canada's men and women in uniform."

"We are thrilled to collaborate with KWESST, their innovative and agile capabilities will enable the team to collectively deliver world class C4ISR solutions, supporting Canadian Army digitization," said Ian Krepps, VP Growth at Thales Canada.

The award is a task-based contract with a maximum workshare of approximately CAD $48 million over the initial six-year term.  KWESST's expected revenue under this contract is largely driven by the timing and extent of task orders issued by the customer.  As work tasks are authorized and communicated to the Company and work gets underway, Management will provide guidance on the impact of those activities to revenue.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Harry Webster, Chief Operating Officer: webster@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "foresees", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including, but not limited to, KWESST's inability to secure task orders under the aforementioned contract, or the timing thereof, KWESST's ability to attract and retain the necessary skills and resources to meet the demands of the task orders received under the aforementioned contract, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release